UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
C.N.P.J. nº 90.400.888/0001-42
Publicly-held Company with Authorized Capital
NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), pursuant to article 157, paragraph 4 of Law 6404/76 and to Ruling 358/02 of Comissão de Valores Mobiliários, hereby makes known that it was informed by its indirect controlling shareholder, Banco Santander, S.A. (“Santander Spain”), that the latter intends to launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represent approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain (“Transaction”).

The Transaction will be voluntary, and, therefore, the shareholders of Santander Brasil may choose whether or not to accept the offer, and the Transaction will not be subject to a minimum acceptance level. The shareholders of Santander Brasil that accept the offer will receive in payment Brazilian  or American Depositary Receipts (BDRs or ADRs) representing shares issued by Santander Spain, thus becoming shareholders of Santander Spain. As a result of the Transaction, Santander Brasil will continue to be a listed company, although it will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

The Transaction is subject to fulfillment of certain conditions precedents, including registration of Santander Spain as a foreign issuer before Comissão de Valores Mobiliários (Brazilian Securities Exchange Commission), acceptance of Santander Spain’s BDRs for trading at BM&FBovespa, approval at Santander Brasil’s general shareholders’ meeting, registration of the voluntary acquisition offer at CVM, preparation of the economic valuation report of Santander Brasil, and approval at Santander Spain’s general shareholders’ meeting of the issuance of the new shares which will be delivered in payment, in addition to other relevant regulatory authorizations.

Attached to this material fact are the press release published on the date hereof by Santander Spain about the Transaction containing further information, including the proposed payment, in its original version and translation into English.

Santander Brazil will keep its shareholders and the market in general informed about any new material facts inherent to the Transaction.

São Paulo, April 29, 2014.

Carlos Alberto Lopez Galan
Investor Relations Officer
Banco Santander (Brasil) S.A.

Nota de Prensa

Santander anuncia una oferta de adquisición por el 25% de su filial en Brasil

  La operación se pagará en acciones de Banco Santander y supondría un número máximo de aproximadamente 665 millones de acciones, equivalente a 4.686 millones de Euros.

  Esta oferta demuestra la confianza de Santander en su filial brasileña y en su potencial de crecimiento a largo plazo.

  La oferta, que es voluntaria, no está condicionada a un nivel mínimo de aceptación.

  La oferta es atractiva para los accionistas de Santander Brasil, que reciben una prima del 20%I.

  Y para los accionistas de Santander, ya que aumenta el beneficio por acción desde el primer año.

  Santander Brasil seguirá cotizando en la bolsa de Sao Paulo. Santander mantiene su política de operar a través de filiales autónomas en capital y liquidez y, a ser posible, cotizadas.

  Las acciones de Banco Santander cotizarán en la bolsa de Sao Paulo.

Madrid, 29 de abril de 2014.  El consejo de administración de Banco Santander ha aprobado la realización de una oferta para la adquisición de la totalidad de las acciones de Banco Santander Brasil que no son titularidad del Grupo Santander y que representan, aproximadamente, el 25% del capital de Banco Santander Brasil. Banco Santander ofrecerá una prima del 20% sobre la última cotización. El importe de la operación, que se espera esté culminada en octubre de este año, será pagado en acciones de Banco Santander.

La oferta es voluntaria, de manera que los accionistas minoritarios de Santander Brasil podrán acudir o no a la misma, y no está condicionada a un nivel mínimo de aceptación. Santander adquirirá todas las acciones que acepten la oferta y no tiene intención de excluir de cotización a Santander Brasil ni en la bolsa de Sao PauloII ni en la de Nueva York. Las acciones de Banco Santander cotizarán en la bolsa de Sao Paulo en forma de Brazilian Depositary Receipts (BDRs).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11	1

Los accionistas que acepten la oferta recibirán, en forma de BDRs o de American Depositary Receipts (ADRs), 0,70 acciones nuevas de Banco Santander por cada unit  o ADR de Santander BrasilIII.

Si acudiera a la oferta la totalidad del capital que está en manos de inversores minoritarios, Banco Santander tendría que emitir aproximadamente 665 millones de acciones, lo que equivale a un 5,8% del capital actual (4.686 millones de eurosIV).

Esta oferta es una demostración de la confianza de Banco Santander en Brasil y en su filial en este mercado así como en su potencial de crecimiento a largo plazo. Santander ofrece a los accionistas de Santander Brasil la oportunidad de canjear sus acciones con una prima del 20% o continuar como accionista de Santander Brasil.

La operación es buena tanto para los accionistas de Banco Santander Brasil como para los de la matriz, Banco Santander. Para los inversores minoritarios de Banco Santander Brasil, puesto que reciben una prima del 20%, lo que supone un múltiplo de precio sobre beneficios (PER) mayor que el de sus competidores, según el consenso de mercado. Además, lo perciben en acciones de Banco Santander, por lo que van a poder seguir beneficiándose de las ventajas de la exposición a Brasil y de un valor con elevada diversificación y perspectivas de crecimiento.

También es positiva para los accionistas de Banco Santander, puesto que incrementará su beneficio por acción (BPA) desde el primer momento. El consenso de mercado prevé que Santander Brasil obtenga un beneficio cercano a los 6.400 millones de reales brasileños en 2015 (equivalentes a aproximadamente 2.000 millones de euros) de los que, con la participación actual, el Grupo Santander se atribuiría alrededor de 1.500 millones de euros. Por tanto, si acudiera la totalidad del capital en manos de los minoritarios, Santander Brasil aportaría al Grupo Santander aproximadamente 500 millones de euros más en dicho año, incrementando un 1,3% el BPA, incremento que sería del 1,1% en 2016. El impacto en capital sería prácticamente neutral, ya que en el caso de acudir la totalidad de los minoritarios aportaría tres puntos básicos al core capital.

La oferta estará sujeta a las condiciones habituales de este tipo de operaciones, incluyendo la obtención de las correspondientes autorizaciones regulatorias y su aprobación por la junta general de accionistas de Banco Santander.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11	2

INFORMACIÓN IMPORTANTE PARA INVERSORES SOBRE LA OPERACIÓN PROPUESTA

En relación con la operación propuesta Banco Santander, S.A. (“Santander”) registrará ante la Securities and Exchange Commission (“SEC”) una Declaración de Registro en formato F-4, que incluirá un folleto y una oferta de canje. SANTANDER SOLICITARÁ A LOS INVERSORES Y TENEDORES DE VALORES QUE LEAN LA DECLARACIÓN DE REGISTRO, EL FOLLETO, LA OFERTA DE CANJE Y CUALESQUIERA OTROS DOCUMENTOS RELEVANTES QUE SEAN REGISTRADOS ANTE LA SEC EN RELACIÓN CON LA OPERACIÓN PROPUESTA CUANDO DICHOS DOCUMENTOS ESTÉN DISPONIBLES, YA QUE CONTENDRÁN INFORMACIÓN IMPORTANTE.  Todos aquellos documentos que sean registrados ante la SEC estarán disponibles, de manera gratuita, en la página web de la SEC (www.sec.gov).

La presente comunicación no constituye una oferta para vender valores o una solicitud de oferta para comprar valores, ni habrá ninguna venta de valores, en ninguna jurisdicción en la cual esté prohibida dicha oferta, solicitud o venta sin registro o cualificación en virtud de la normativa de mercado de valores de dicha jurisdicción. El presente documento no constituye una oferta de valores para su venta en los Estados Unidos, Brasil o cualquier otro lugar. Ninguna oferta de valores podrá hacerse en los Estados Unidos excepto si ha sido registrada de conformidad con la Securities Act de 1933 de los Estados Unidos de América, y sus sucesivas modificaciones, o al amparo de una excepción prevista en la Securities Act de 1933 de los Estados Unidos de América. Y ninguna oferta podrá realizarse en Brasil hasta que se haya cumplido la normativa aplicable a tal efecto.

Previsiones y estimaciones

La presente comunicación incluye ciertas previsiones y estimaciones en el sentido de la definición del “U.S. Private Securities Litigation Reform Act of 1995”. Dichas previsiones y estimaciones pueden identificarse por el uso de palabras o expresiones tales como “espera”, “anticipa”, “tiene intención de”, “proyecta”, “cree”, “busca”, “estima” y vocablos similares e incluyen, entre otras cosas, comentarios sobre el desarrollo esperado de los negocios y la evolución financiera de Santander derivados de la ejecución de la operación aquí descrita. Tales previsiones se basan en las expectativas actuales de la dirección de Santander y están intrínsecamente afectadas por la incertidumbre y sujetas a cambios de circunstancias. Santander no asume obligación alguna de actualizar estas previsiones y estimaciones para reflejar la situación actual de resultados ni cualquier cambio en acontecimientos, condiciones, asunciones u otros factores.

IBasado en el precio de cierre al 28 de Abril de 2014 de 7,046 euros en Banco Santander y de 12,74 reales en Santander Brasil con un tipo de cambio de 3,104 reales por euro al 28 de Abril 2014.

IISantander Brasil pasará de cotizar en el Nivel 2 de Gobierno Corporativo de BM&FBovespa a hacerlo en su segmento tradicional.

IIIRepresenta una relación de canje de 0,350 acciones de Banco Santander por cada acción ordinaria (“ON”) y por 0,350 por cada acción preferente (“PN”) de Santander Brasil y asume que antes de la liquidación de la oferta se habrán ejecutado los acuerdos adoptados por la asamblea general de Santander Brasil el pasado 18 de marzo por los que (i) se atribuyeron gratuitamente a sus accionistas 5 nuevas PNs por cada 55 ONs y 50 PNs y (ii) se acordó realizar un reverse split para dividir por 55 el número de ONs y PNs en circulación. Si en la fecha de liquidación no se hubieran ejecutado completamente estos acuerdos la ecuación de canje se ajustaría proporcionalmente.

IV Teniendo en cuenta la cotización de cierre de Banco Santander el 28 de abril y un tipo de cambio real/euro de 3,104 a esa fecha, pero sin considerar las acciones a emitir en virtud del programa Santander Dividendo Elección en curso, cuyo resultado se comunicará el 29 de abril.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11	3

Press Release

Santander announces an offer to acquire 25% of its Brazilian subsidiary

  The transaction would be paid for with up to approximately 665 million shares of Banco Santander, equivalent to EUR 4,686 million.

  The offer reflects Santander’s confidence in its Brazilian subsidiary and in its long-term growth potential.

  There is no minimum tender condition. Acceptance is voluntary.

  The offer is attractive to Santander Brasil shareholders, who will receive a 20%Ipremium.

  The offer will appeal to Santander’s shareholders given that it would increase earnings per share as from the first year.

  Santander Brasil would remain listed on the Sao Paulo stock exchange. Santander maintains its policy of operating through subsidiaries independent in terms of capital and liquidity and, if possible, listed.

  Banco Santander’s shares would be listed on the Sao Paulo stock exchange.

Madrid, 29 April 2014. Banco Santander’s Board of Directors has resolved to make an offer to acquire all shares of Banco Santander Brasil not already held by Grupo Santander, representing approximately 25% of Santander Brasil’s share capital. Banco Santander will offer a 20% premium over the last closing market price. The consideration offered under the transaction, which is expected to be completed by October, would be paid by means of Banco Santander shares.

The offer is voluntary and, therefore, minority holders of Santander Brasil may choose whether or not to participate in the transaction, which is not subject to a minimum acceptance level. Santander will acquire all shares held by shareholders accepting the offer and has no intention of causing the delisting of Santander Brasil from either the Sao Paulo stock exchangeII or the New York Stock Exchange. Banco Santander shares will be traded on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs).

Shareholders who accept the offer will receive, through BDRs or through American Depositary Receipts (ADRs), 0.70 newly-issued shares of Banco Santander for every unit or ADR of Santander BrasiIIIl.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	1

If all shares held by minority shareholders were tendered in the offer, Banco Santander would have to issue approximately 665 million shares, which represent 5.8% of the current share capital (EUR 4,686 millionIV).

The offer reflects Banco Santander’s confidence in Brazil and its Brazilian subsidiary as well as the latter’s long-term growth potential. Santander offers Santander Brasil’s shareholders the opportunity to exchange their shares for a 20% premium or to remain as shareholders in Santander Brasil.

The transaction is beneficial for Banco Santander Brasil’s shareholders as well as for the shareholders of the parent company, Banco Santander. Minority shareholders of Banco Santander Brasil will profit from the transaction since they will be awarded a 20% premium, which entails a higher Price Earnings Ratio (PER) than that of its competitors, according to market consensus. Moreover, given that consideration takes the form of shares of Banco Santander, minority shareholders will continue to benefit from exposure to Brazil as well as from a security with high diversification and growth prospects.

The transaction is also beneficial for the shareholders of Banco Santander, given that it will increase their Earnings Per Share (EPS) from the outset. The market consensus anticipates that Santander Brasil will obtain a profit close to 6,400 million of reais brasileiros in 2015 (equal to, approximately, EUR 2,000 million) from which, with its current share capital participation, approximately EUR 1,500 million would be attributable to Grupo Santander. Therefore, if all shares held by minority shareholders are tendered in the offer, Santander Brasil would contribute to Grupo Santander with an additional amount of approximately EUR 500 million in 2015, entailing a 1.3% increase in the EPS in 2015 and a 1.1% increase in the EPS in 2016. The impact of the transaction on the core capital would be almost neutral, since, in the event that all the minority shareholders accepted the offer, this would contribute three basis points to the core capital.

The offer will be subject to customary conditions for this type of transaction, including the granting of the relevant regulatory authorizations and approval at Banco Santander’s general shareholders’ meeting.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	2

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

IBased on Santander Group closing price of EUR 7.046, Santander Brasil closing price of BRL 12.74 and an exchange rate of 3.104 BRL/EUR on 28 April 2014.

IISantander Brasil´s listing will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

III Representing an exchange ratio of 0.350 shares of Banco Santander for each ordinary share of Santander Brasil (“ONs”) and of 0.350 shares of Banco Santander for each preferential share of Santander Brasil (“PNs”), which assumes complete execution, prior to the liquidation of the offer, of the resolutions passed at the General Assembly of Santander Brasil on 18 March 2014 through which (i) Santander Brasil shareholders were assigned, for no consideration, five new PNs for every 55 ONs and 50 PNs held at that time and (ii) a reverse split was approved to divide the number of outstanding ONs and PNs by 55. If on the liquidation date the aforementioned resolutions had not been fully executed, the exchange ratio would be adjusted proportionally.

IVTaking into account the market price of Banco Santander at closing on 28 April and an exchange rate BRL/EUR of 3.104 on that date, but without taking into consideration the shares to be issued by virtue of the Scrip Dividend Scheme (Santander Dividendo Elección) currently underway, the results of which will be announced on 29 April.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer